Filed by Lord Abbett Equity Trust
(on behalf of its series, Lord Abbett Calibrated Mid Cap Value Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Companies:
Lord Abbett Mid Cap Stock Fund, Inc.
Commission File No. 811-03691

Lord Abbett Equity Trust
(on behalf of its series, Lord Abbett Calibrated Mid Cap Value Fund)
Commission File No. 811-10371

Lord Abbett Funds WO# 30276: TOUCH-TONE TELEPHONE VOTING SCRIPT
** PROXY CARD **	IVR Revised 11/28/18
WHEN CONNECTED TO OUR PHONE VOTING SYSTEM ACCESSED VIA OUR TOLL-FREE NUMBER 1-800-337-3503, THE SHAREHOLDER HEARS:

THE INITIAL PROMPT:
“Thank you for calling the proxy voting line.”
“Before you can vote, I’ll need to validate some information from your proxy card or meeting notice. On your card or notice there’s a shaded box with a 14 digit number inside. Please enter that number now.”

AFTER THE SHAREHOLDER ENTERS THEIR 14 DIGIT CONTROL NUMBER, HE/SHE HEARS:
“Next, located in the un-shaded box is an 8 digit number. Please enter this number now.”

THEN YOU HEAR:
“Thank you. Please hold while I validate those numbers.”

IF VALID CODES WERE ENTERED, THE SHAREHOLDER WILL HEAR THE FOLLOWING GENERIC SPEECH:
“Okay, you’ll be voting your shares for the upcoming proxy meeting. The Board Recommends a vote “FOR” the proposal.”

IF VALID CODES WERE ENTERED, THE SHAREHOLDER WILL HEAR THE FOLLOWING JOB SPECIFIC SPEECH:
Okay, you’ll be voting your proxy for shares in the Lord Abbett Funds. The Board Recommends a vote “FOR” the proposal.

IF THERE IS A PRIOR VOTE IN THE SYSTEM FOR THE CONTROL NUMBER ENTERED YOU HEAR:
“I see that you’ve already voted. If you don’t want to change your vote you can just hang-up. Otherwise, remain on the line and I’ll take you through the voting process again...”

IF THERE IS NO PRIOR VOTE, THE FOLLOWING IS HEARD:
“I’m about to take you through the voting process. Please keep your voting card or meeting notice in front of you to follow along. Okay, let’s begin…”

THEN, MATCHING THE SHAREHOLDER PROXY CARD, THEY WILL BE PROMPTED FOR VOTING AS FOLLOWS:
“PROPOSAL 1: “To vote FOR Press 1; AGAINST Press 2; Or to ABSTAIN Press 3”

WHEN THE SHAREHOLDER HAS COMPLETED VOTING ON THE PROPOSAL, HE/SHE WILL HEAR:
“Okay, you’ve finished voting but your vote has not yet been recorded.”
“To hear a summary of how you voted, press 1; To record your vote, Press 2.”

IF THE SHAREHOLDER PRESSES 1, TO HEAR A SUMMARY OF THEIR VOTE, HE/SHE WILL HEAR:
“Please note your vote will be cast automatically should you decide to hang up during the summary.”
“You’ve elected to vote as follows...” [THEN A PLAYBACK OF THE VOTE COLLECTED FOR THE PROPOSAL IS HEARD]
AFTER THE VOTE PLAYBACK, THE SHAREHOLDER HEARS:
“If this is correct, press 1; Otherwise, press 2. If you’d like to hear the information again press # (pound).”

IF THE CALLER CHOOSES TO RECORD THEIR VOTE (EITHER BEFORE OR AFTER THE SUMMARY IS HEARD), THEY HEAR:
“(Okay) Please hold while I record your vote.”
THEN THEY HEAR:
“Your vote has been recorded. It’s not necessary for you to mail in your proxy card or meeting notice. I’m now going to end this call unless you have another proxy card or meeting notice to vote or you want to change your vote. If you need to vote again, press one now.”

IF THE SHAREHOLDER PRESSES 2, INDICATING AN INCORRECT VOTE, HE/SHE WILL HEAR:
“Okay, lets change your vote.” [The system then prompts the voting options again.]

AFTER THE SHAREHOLDER’S VOTE IS RECORDED, IF THEY ELECT TO VOTE ANOTHER PROXY, HE/SHE HEARS:
“Before you can vote, I’ll need to validate some information from your proxy card or meeting notice. On your card or notice there’s a shaded box with a 14 digit # inside. Please enter that number now.”

IF THE SHAREHOLDER ELECTS TO END THE CALL, HE/SHE WILL HEAR:
“Thank you for voting, goodbye.”

Filed by Lord Abbett Equity Trust
(on behalf of its series, Lord Abbett Calibrated Mid Cap Value Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Companies:
Lord Abbett Mid Cap Stock Fund, Inc.
Commission File No. 811-03691

Lord Abbett Equity Trust
(on behalf of its series, Lord Abbett Calibrated Mid Cap Value Fund)
Commission File No. 811-10371